

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2009

By U.S. Mail and Facsimile to: (330) 533-0451

Carl D. Culp
Executive Vice President and Chief Financial Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

> **Re:** **Farmers National Banc Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-12055**

Dear Mr. Culp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel